Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiary	State of Other Jurisdiction of Incorporation
NetLogic Microsystems, Inc.	Delaware
NetLogic Microsystems International Limited	British Virgin Islands
NetLogic Microsystems Caymans Limited	Cayman Islands
NetLogic Microsystems LLC	Delaware
NetLogic Microsystems Europe Limited	United Kingdom
NetLogic Microsystems (Shenzhen) Co. Ltd.	China
NetLogic Asia Limited	Hong Kong
NetLogic Microsystems Europe SAS	France
NetLogic Microsystems Asia HK Limited	Hong Kong
NetLogic Microsystems International HK Limited	Hong Kong
NetLogic Microsystems Japan, K.K	Japan
NetLogic Microsystems Korea, Inc.	Korea
NetLogic Semiconductor Private Limited	India
NetLogic Processors India Private Limited	India
RMI International Caymans Limited	Cayman Islands
RMI Technologies (Beijing) Limited	China
RMI Technologies (Shanghai) Limited	China
RMI Technologies (Shenzhen) Limited	China
Roadster, LLC	Delaware
Aeluros, Inc.	Delaware
Lara Networks, Inc.	Delaware